FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3X – Initial Director's Interest Notice"

Released: 2 July 2008

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 8/11

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael James Ullmer
Date of appointment	1 July 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. NIL	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

2 July 2008

+ See chapter 19 for defined terms.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Michael Ullmer Joins Foster's Board"

Released: 26 June 2008

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com or*
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

26 June 2008

MICHAEL ULLMER JOINS FOSTER'S BOARD

Foster's Group Limited (Foster's) today announced that Michael Ullmer will join its Board of Directors as an Independent Director from 1 July 2008.

Michael brings to the Foster's Board extensive strategic, financial and management experience accumulated over his career in international banking and finance.

Since 2004, Michael has been an Executive Director of the National Australia Bank (NAB). He is a former Chief Financial Officer of the Bank and is now the Bank's Deputy Group Chief Executive Officer, playing a lead role in driving Group strategy, developing key executive talent and progressing cultural change.

After an early career with KPMG in London, the US and then Australia, Michael joined Coopers and Lybrand to lead their Asia Pacific Financial Services Group. In 1997 he joined the Commonwealth Bank of Australia as Group Chief Financial Officer and then Group Executive with responsibility for Institutional and Business Banking.

"On behalf of shareholders I am very pleased to welcome Michael to the Foster's Board", said Foster's Chairman, David Crawford. "Michael's 30 years of international strategy and finance experience, and his strong people and culture focus, will be a real asset at the Board table."

Born in the UK and now an Australian citizen, Michael has a degree in mathematics from the University of Sussex, is a Fellow of the Institute of Chartered Accountants and a Senior Fellow of the Financial Services Institute of Australia.

Michael is also a director of the Melbourne Symphony Orchestra.

Further Information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END